NexPoint Capital, Inc.

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

August 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2 (File No. 333-196096)

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NexPoint Capital, Inc. (the “Company”) respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (Registration No. 333-196096) (the “Registration Statement”) so that such Registration Statement may be declared effective as soon as practicable.

We request that we be notified of such effectiveness by a telephone call to Allison M. Fumai of Dechert LLP at (212) 698-3526, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEXPOINT CAPITAL, INC.

By:	/s/ Brian Mitts
Brian Mitts
Vice President and Chief Financial Officer